

July 7, 2023

Anthony Marone
Chief Financial Officer and Treasurer
Blackstone Real Estate Income Trust, Inc.
345 Park Avenue
New York , New York 10154

> **Re: Blackstone Real Estate Income Trust, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed March 17, 2023**
> **File No. 000-55931**

Dear Anthony Marone:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Net Asset Value, page 87

1. Please address the following with respect to your net asset value disclosure:

    - Please expand your disclosure to include a discussion of the methodologies used to determine fair value of your assets and liabilities for purposes of calculating net asset value. To the extent this disclosure is included elsewhere in your filing (e.g. financial statement disclosures related to valuation of investments in real estate debt) provide a cross reference to that disclosure. Please provide an example of any proposed changes to your disclosure in your response.

- Please clarify for us, and expand your disclosure to discuss, how net asset value is allocated among the different share classes (e.g. $23.7 billion allocated to class S, $35.5 billion allocated to class I etc). In your response and expanded disclosure, please explain how you incorporate stockholder servicing fees in this allocation.

Form 10-Q for the quarterly period ended March 31, 2023

Item 1 Financial Statements
14. Equity and Redeemable Non-controlling Interest, page 33

2. It appears that you have accounted for the investment made by the Regents of the University of California as permanent equity. We note your disclosure that after January 2028, the parties (including the Regents of the University of California) have the option to request repurchase of their investments ratably over two years. Given this redemption feature, tell us how you determined the UC Investment should be accounted for as permanent equity. In your response, clarify for us whether the UC Investment is subject to the same redemption limitations placed on other investments and if the board of directors has the option to otherwise limit redemption.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at 2002-551-3851 or Robert Telewicz at 202-551-3851 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction